                   Exhibit 1.01
Conflict Minerals Report of Vishay Precision Group, Inc.
For the reporting period from January 1, 2019 to December 31, 2019

This is the Conflict Minerals Report (“CMR”) of Vishay Precision Group, Inc. (“VPG”, the “Company”, “we”, ”us”, or “our”) for the reporting period from January 1, 2019 to December 31, 2019, presented to comply with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 ( the “1934 Act”).

Background

Rule 13p-1was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3T&G”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.
If, based on a reasonable country of origin inquiry ("RCOI"), a registrant determines that the necessary conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, or if it has no reason to believe that the conflict minerals may have originated from Covered Countries, they must submit a Form SD which describes the RCOI completed.

If, based on a reasonable RCOI, a registrant knows or has reason to believe that any of the necessary conflict minerals may have originated in the Covered Countries, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody.

Company Overview

VPG is an internationally recognized designer, manufacturer and marketer of sensors, and sensor-based measurement systems, as well as specialty resistors and strain gages based on its proprietary technology. VPG provides precision products and solutions, many of which are "designed-in" by our customers, specializing in the growing markets of stress, force, weight, pressure, and current measurements. A significant portion of our products and solutions are primarily based upon our proprietary foil technology and are produced as part of our vertically integrated structure. We believe this strategy results in higher quality, more cost effective and focused solutions for our customers. Our products are marketed under a variety of brand names that we believe are characterized as having a very high level of precision and quality. Our global operations enable us to produce a wide variety of products in strategically effective geographic locations that also optimize our resources for specific technologies, sensors, assemblies and systems.

Product Description

The Company has a long heritage of innovation in precision foil resistors, foil strain gages, and sensors that convert mechanical inputs into an electronic signal for display, processing, interpretation, or control by our instrumentation and systems products. Our advanced sensor product line continues this heritage by offering high-quality foil strain gages produced in a proprietary, highly automated environment. Precision sensors are essential to the accurate measurement, resolution and display of force, weight, pressure, torque, tilt, motion, or acceleration, especially in the legal-for-trade, commercial, and industrial marketplaces. This expertise served as a foundation for our expansion into strain gage instrumentation, load cells, transducers, weighing modules, and complete systems for process control and on-board weighing. Although our products are typically used in the industrial market, we believe our advanced sensors may find application outside the industrial market. We determined that certain of our products utilize one or more of the 3T&G minerals that are necessary to the functionality or production of such products.

Reasonable Country of Origin Inquiry ("RCOI") Process

VPG conducts its RCOI process by regularly surveying its suppliers in each of its product segments. Our global supply chain is complex and we can be many levels removed from the smelters or mining companies, as in the case of some sourcing through distributors. For the reporting period from January 1, 2019 to December 31, 2019, we believe we have contacted all relevant suppliers and distributors of 3T&G in our supply chain. We have seen a decrease in valid responses compared to prior year primarily due to the impacts of COVID-19.

Due Diligence

VPG continues to undertake due diligence to determine the origin of all conflict minerals necessary to the functionality or production of our manufactured products. In 2013, we developed a conflict minerals policy (detailed at the end of this CMR), and established a cross functional steering committee to implement a conflict mineral management system. We maintain a conflict mineral management system with the assistance of a third party provider and their standardized tools and industry sources of information to implement the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework. Our continued due diligence included conducting supply-chain surveys with direct suppliers and select tier two suppliers of materials containing conflict minerals using the most recently updated Responsible Minerals Initiative's Conflict Minerals Reporting Template ("CMRT") to identify the smelters and refiners. Senior management continues to be briefed as to the status of the due diligence process and the outcome on a periodic basis.

During the conflict mineral reporting period, VPG's due diligence measures included:

•continuing supply-chain surveys with our suppliers including contacting all relevant suppliers of 3T&G in our supply chain,
•tracking of responses from suppliers,
•reviewing information received from suppliers and following up on responses where we identified the response as potentially inconsistent, incomplete or inaccurate, and requiring product level CMRT where appropriate,
•sending reminders, contacting by telephone and providing educational tools and assistance to non-responsive suppliers to obtain requested information, and
•continuing to meet to review the VPG Conflict Minerals Policy and conflict mineral management system, and updating where necessary, to ensure responsible 3T&G sourcing.

Due to the breadth and complexity of our products and respective supply chain, it continues to take time for many of our suppliers to verify the origin of all of the minerals in their products and maintain such for verification. We will continue to work with our suppliers on the process.
VPG Conflict Minerals Policy
VPG’s conflict mineral policy, which we adopted on December 11, 2013, defines the tenets of its conflict minerals compliance management system, and is posted on the Company’s website at http://www.vpgsensors.com/ehs/conflict-minerals.

Dodd-Frank Wall Street Reform and Consumer Protection Act (Conflict Minerals)

In July 2010, the United States passed HR4173, the Dodd-Frank Financial Reform Bill section 1502(b) requiring all US public companies and their suppliers to disclose the chain of custody usage of conflict minerals.

Conflict minerals refers to minerals or other derivatives, specifically, Tin, Tantalum, Tungsten, and Gold (3T&G) mined in the eastern provinces of the Democratic Republic of the Congo (DRC) and in the adjoining countries where revenues may be directly or indirectly financing armed groups engaged in civil war, resulting in serious social and environmental abuses.

Vishay Precision Group, Inc. (VPG) is concerned with the unintentional support of armed conflict through the purchase of 3T&G minerals from the DRC and countries that share its border (the DRC region).

We will take the following steps to determine the use, source, and origin of 3T&G minerals in our global product portfolio across our business segments. We will use a reasonable documented process to:

•Work closely with our suppliers to determine the potential use of 3T&G minerals in our supply chain and, when appropriate, work with them to remediate issues and source more responsibly.
•Expect our 3T&G suppliers to conduct the necessary inquiry and, where appropriate, additional due diligence to provide us with confirmation of the source of the materials used in their processes and ultimately present in our products.

We also commit to institute procedures and governance processes to ensure proper implementation of these objectives across the company.

Our actions on conflict minerals support and evidence VPG’s commitment to respect the human rights of all people and to improve the quality of life in the communities we serve.